Exhibit 21.1

List of the Registrant’s Subsidiaries

1.	Unique Logistics International (NYC), LLC, a Delaware limited liability company (“UL NYC”)
2.	Unique Logistics International (BOS) Inc, a Massachusetts corporation (“UL BOS”)
3.	Unique Logistics Holdings, Inc., a Delaware corporation (“UL HI”)
4.	Unique Logistics International (H.K.) Limited
5.	Unique Logistics International (Vietnam) Co., Ltd.
6.	ULI (South China) Limited
7.	Unique Logistics International (South China) Limited
8.	Unique Logistics International (India) Private Ltd.
9.	ULI (North & East China) Company Limited
10.	Unique Logistics International Co., Ltd
11.	TGF Unique Limited